Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	For the Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Pretax income (loss) from continuing operations	$14,089	$15,600	$9,849	$38,000	$(14,164)
Less - noncontrolling interests	(2,044)	(729)	(20)	(557)	1,679
Less - equity in earnings of affiliates	(9,582)	(4,553)	(5,389)	(4,083)	(9,507)
Add - cash distributions received from equity investments	16,432	6,759	4,647	3,311	5,022
	18,895	17,077	9,087	36,671	(16,970)
Fixed charges	1,975	2,105	2,236	2,489	16,148
Total	$20,870	$19,182	$11,323	$39,160	$(822)

Fixed Charges:
Interest expense	$1,775	$1,905	$2,036	$2,289	$15,948
Estimated interest portion of rent expense (2)	200	200	200	200	200
Total	$1,975	$2,105	$2,236	$2,489	$16,148

Ratio of earnings to fixed charges	10.6	9.1	5.1	15.7	(1)

(1)	Earnings for 2011 were inadequate to cover fixed charges. The coverage deficiency for that period was $17.0 million.

(2)	Estimated to be 8% of rent expense.